Ignite Biomedical, Inc.



ANNUAL REPORT

945 Concord Street, Suite 202

Framingham, MA 01701

(617) 529-6312

https://www.ignitebiomedical.com/

This Annual Report is dated April 24, 2025.

BUSINESS

Company Overview

Ignite Biomedical, Inc. (or the "Company") addresses the critical issue of medication non-response with its AI-driven, blood-based biomarker tests, known as Therapeutic Response Predictors (TRPs). The Company's flagship product predicts patient response to TNF inhibitors—medications for autoimmune conditions like Crohn's Disease and Rheumatoid Arthritis. By enabling personalized treatment, Ignite Biomedical aims to prevent unnecessary drug exposure, mitigate adverse effects, and improve patient outcomes.

Business Model

Ignite Biomedical generates revenue through high-accuracy, RNA-based blood tests that predict patient response to TNFi therapies. Initially targeting the inflammatory bowel disease (IBD) market, Ignite plans to expand to other indications within autoimmune diseases. With partnerships that include Liquid Biosciences for biomarker discovery and SmartHealth Diagnostics for lab support, Ignite is positioned to secure regulatory approval, pursue reimbursement from Medicare and private insurers, and scale commercially.

Intellectual Property

Ignite Biomedical's technology is protected under patents for predictive biomarkers in inflammatory conditions, with coverage extending through 2038. Its intellectual property, backed by the Emerge AI platform from Liquid Biosciences, provides Ignite exclusive rights to cutting-edge, RNA-based biomarkers for therapeutic response prediction, allowing the Company to deliver highly accurate tests that are differentiated from other products on the market.

Jake P. Nichols' 2018 Personal Bankruptcy and Related Considerations

Jake P. Nichols, the CMO and Board Director of Ignite Biomedical, Inc., voluntarily filed for personal bankruptcy, which was discharged on March 9, 2018. His financial difficulties stemmed from a combination of personal and professional challenges, including significant debt accumulated over a prolonged period of hardship and extended unemployment. Ultimately, he chose to file for bankruptcy as a result of these circumstances.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 5,000,000

Use of proceeds: Founder stock grant

Date: November 02, 2022

Offering exemption relied upon: Rule 701

Type of security sold: Convertible Note

Final amount sold: $1,825,000.00

Use of proceeds: Licensing & test development

Date: July 31, 2023

Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note

Final amount sold: $575,000.00

Use of proceeds: Continuing operations and clinical development

Date: January 31, 2025

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2024 Compared to 2023

How long can the business operate without revenue:

Without additional investment, we could operate for approximately 3 months.

Foreseeable major expenses based on projections:

Our primary expense will be our planned clinical trial. It's estimated that for 2025, costs associated with the clinical trial will be approximately $1.5 million and could total $3.6 million.

Future operational challenges:

Scaling our operations is the primary challenge. We have secured intellectual property for additional tests already, but without capital, they obviously can't be developed as blood tests.

Future challenges related to capital resources:

The rate at which we raise capital is directly proportional to how quickly we can get our current test approved for use. If we experience delays in completing our clinical trial, that will also impact the regulatory process.

Future milestones and events:

Our first test has recently achieved an important milestone, which is referred to as analytic validity. We will be announcing that very soon. Other future milestones that will impact our company include:

- Official commencement of our clinical trial

- Achieving regulatory approval as a laboratory-developed test (LDT)

- Attaining reimbursement for Medicare and Medicaid

- Publication of trial results

- FDA clearance

- Procurement of additional intellectual property

- Development of new tests

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $233,657.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Convertible Note Payable

Amount Owed: $1,825,000.00

Interest Rate: 15.0%

Maturity Date: November 15, 2026

Conversion Trigger: Raise of $1 million in seed round Discount Rate: 15 Valuation Cap: 20000000

Creditor: Dr. Stuart Gitlow

Amount Owed: $100,000.00

Interest Rate: 7.0%

Ignite Biomedical currently carries a $100,000 loan from current shareholder Dr. Stuart Gitlow, as of October 7, 2024. The interest rate was retroactively amended to 7.0% annually on March 7, 2025. This debt is repayable upon receipt of sufficient proceeds from this Regulation CF offering to discharge the then-outstanding Principal and accrued but unpaid Interest.

Creditor: Convertible Note Payable

Amount Owed: $575,000.00

Interest Rate: 15.0%

Maturity Date: October 30, 2027

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Claudio Faria

Claudio Faria's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chairman and Chief Executive Officer

Dates of Service: September, 2024 - Present

Responsibilities: Claudio is the CEO and Chairman of the Board at Ignite Biomedical, as well as an original founder. Claudio is a 51% shareholder in Ignite Biomedical and receives a salary compensation of $300K from the Company.

Other business experience in the past three years:

Employer: Alexion-AstraZeneca

Title: Executive Director, Global Outcomes and Economics

Dates of Service: November, 2018 - September, 2022

Responsibilities: Address value (clinical and economic benefit) of their portfolio globally with a focus on US and Latin America with external stakeholders.

Name: Jake Nichols

Jake Nichols's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder, Board Member, Principal Accounting Officer, and Chief Medical Officer

Dates of Service: November, 2022 - Present

Responsibilities: As a cofounder and CMO, Jake's role is to convey the vision that Ignite Biomedical has for product development. Jake does not receive salary or equity compensation from the Company. Jake will be providing Form C sign-off as the Company's Principal Accounting Officer.

Other business experience in the past three years:

Employer: US Worldmeds

Title: Director of Medical Affairs

Dates of Service: October, 2022 - November, 2024

Responsibilities: Providing medical support relative to the company's medications to both internal employees and clinicians treating addiction.

Other business experience in the past three years:

Employer: PlanetPharma

Title: Medical Science Liaison

Dates of Service: January, 2022 - May, 2022

Responsibilities: Provide medical support to internal staff as well as study sites for a potential antidepressant treatment.

Name: Kimberly Baldwin

Kimberly Baldwin's current primary role is with Ipsen Biopharmaceuticals . Kimberly Baldwin currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: April, 2024 - Present

Responsibilities: Kimberly is an active board member. Kimberly does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

Employer: Ipsen Biopharmaceuticals

Title: Senior Vice President, Value & Access

Dates of Service: June, 2014 - Present

Responsibilities: Kimberly Baldwin is the Senior Vice President of Value & Access where she is responsible for leading the strategic Pricing, Account Management, Trade & Distribution, Reimbursement and Patient Services functions for the US.

Name: Patrick Lilley

Patrick Lilley's current primary role is with Liquid Biosciences. Patrick Lilley currently services 1-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: December, 2022 - Present

Responsibilities: Patrick is a board member of Ignite Biomedical, and CEO of Ignite's AI biomarker discovery partner, Liquid Biosciences. Patrick does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

Employer: Liquid Biosciences

Title: Chief Executive Officer

Dates of Service: April, 2016 - Present

Responsibilities: Chief Executive Officer

Name: Joseph Boswell

Joseph Boswell's current primary role is with GenMAV Inc. Joseph Boswell currently services 3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: January, 2024 - Present

Responsibilities: Joseph is on the Board of Directors and serves in an advisory capacity. Joseph does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

Employer: GenMAV Inc

Title: President, Chief Executive Officer, and Founder

Dates of Service: April, 2021 - Present

Responsibilities: Joseph founded and runs the company.

Other business experience in the past three years:

Employer: ACCESS Forum LLC

Title: President

Dates of Service: November, 2022 - Present

Responsibilities: Joseph leads the industry organization.

Name: Brent McCall

Brent McCall's current primary role is with Presentation Impact, LLC. Brent McCall currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: October, 2023 - Present

Responsibilities: Brent is a Board Member and Investor in Friends and Family Round. Brent does not receive salary or equity compensation from the Company.

Other business experience in the past three years:

Employer: Presentation Impact, LLC

Title: President

Dates of Service: October, 2014 - Present

Responsibilities: Founder, Owner, and President. Brent is also the lead trainer and coach.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Claudio Faria

Amount and nature of Beneficial ownership: 2,850,000

Percent of class: 51.82

Title of class: Common Stock

Stockholder Name: Jake Nichols

Amount and nature of Beneficial ownership: 1,900,000

Percent of class: 34.55

RELATED PARTY TRANSACTIONS

Name of Entity: Dr. Stuart Gitlow

Relationship to Company: Pre-Seed Investor

Nature / amount of interest in the transaction: Dr. Stuart Gitlow is a pre-seed investor.

Material Terms: On October 7, 2024, Dr. Stuart Gitlow, a pre-seed investor and current shareholder, issued a $100,000 unsecured loan to the Company. The loan carries interest at 7.0% per annum and is repayable upon the Company's receipt of sufficient proceeds from this Regulation Crowdfunding offering to discharge the outstanding principal and accrued interest.

Name of Entity: Medovation Capital Resources, LLC

Names of 20% owners: Jay Rosan and Dixon Thayer

Relationship to Company: Consulting Services

Nature / amount of interest in the transaction: Medovation Capital Resources, LLC provides business consulting services.

Material Terms: Ignite Biomedical currently has an Equity Incentive Plan agreement with Medovation Capital Resources, LLC as of September 30, 2024. Medovation has been granted the option to purchase up to 317,633 shares at an exercise price of $11.80 per share. A total of 50% of those shares were vested at the grant date. The remaining 50% vests over the subsequent 24-month period, at 3-month intervals. To date, none of those options have been exercised.

OUR SECURITIES

The company has authorized Common Stock, Convertible Note, Convertible Promissory Note Series 2025 - CF, Seed Series Preferred Stock, and Convertible Note.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,500,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The total amount outstanding includes 500,000 shares to be issued pursuant to the Company's Stock Option Plan, reserved but unissued.

Voting Rights. One vote per share. Votes together with Preferred Stock as a single class on an as-converted basis. No cumulative voting.

Dividends. May receive dividends when declared, but only if Preferred Stockholders receive at least an equal dividend on an as-converted basis.

Liquidation Rights. Entitled to residual assets after all debts and any Preferred Stock liquidation preferences, if applicable.

Conversion. Common Stock is not convertible into any other class or series.

Drag-Along Rights. Subject to drag-along if majority of capital stockholders approve a company sale; must sell on the same terms as majority holders.

Convertible Note

The security will convert into Shares of the same class of equity issued in the next qualified financing, or series seed preferred stock if converted at maturity or in a corporate transaction. and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,825,000.00

Maturity Date: November 15, 2026

Interest Rate: 15.0%

Discount Rate: 20.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: Raise of $1 million in Next Equity Financing

Material Rights

Convertible notes convert into the equity securities issued in the next financing round or into Preferred Stock upon maturity or a corporate transaction. In a sale, noteholders receive the greater of repayment or value as-converted. Amendable by holders of 67% in principal. No prepayment without majority holder consent. Automatic conversion requires $1 million in new cash financing.

Convertible Promissory Note Series 2025 - CF

The security will convert into Common stock and the terms of the Convertible Promissory Note Series 2025 - CF are outlined below:

Amount outstanding: $0.00

Maturity Date: February 06, 2027

Interest Rate: 15.0%

Discount Rate: 20.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: Qualified Financing of at least $1,000,000 - see material rights below

Material Rights

Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Stock to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Stock resulting in gross proceeds to the Company of at least $1,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Stock at conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Stock of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Stock at a price per security equal to the quotient of $20,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes) as soon as reasonably practicable following the Maturity Date.

Please see the Company's Amended and Restated Certificate of Incorporation for further information, attached to the Offering Circular as Exhibit F.

Seed Series Preferred Stock

The amount of security authorized is 852,729 with a total of 0 outstanding.

Voting Rights

One vote per share as converted into shares of Common Stock.

Material Rights

Voting Rights. Each share votes on an as-converted-to-Common basis, voting together with Common Stock as a single class. No cumulative voting.

Dividends. Non-cumulative: payable only if and when declared. No dividends on Common unless Preferred receives equal or greater value on an as-converted basis.

Optional Conversion. Convertible into Common Stock at any time at the holder's option at a 1:1 ratio based on the $11.80 Original Issue Price, subject to standard anti-dilution adjustments.

Mandatory Conversion. Automatic conversion upon a qualified IPO ($10M+ proceeds and national exchange listing) or approval by a majority of Preferred holders.

Adjustments. Conversion Price adjusts for stock splits, combinations, stock dividends, other distributions, and certain reorganizations.

Liquidation Rights. No stated preference; participates on an as-converted basis unless otherwise agreed in future financings.

Drag-Along Rights. Holders may be required to sell their shares in a majority-approved company sale on the same terms as majority holders.

Amendments. Majority of Preferred (over 50%) may amend or waive rights.

Convertible Note

The security will convert into Shares of the same class of equity issued in the next qualified financing, or series seed preferred stock if converted at maturity or in a corporate transaction. and the terms of the Convertible Note are outlined below:

Amount outstanding: $575,000.00

Maturity Date: October 30, 2027

Interest Rate: 15.0%

Discount Rate: 20.0%

Valuation Cap: $20,000,000.00

Conversion Trigger: Raise of $1 million in Next Equity Financing

Material Rights

Convertible notes convert into the equity securities issued in the next financing round or into Preferred Stock upon maturity or a corporate transaction. In a sale, noteholders receive the greater of repayment or value as-converted.

Amendable by holders of 67% in principal. No prepayment without majority holder consent. Automatic conversion requires $1 million in new cash financing.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Reliance on a single service or product All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure. We may never have an operational product or service It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our Clarity-TNFi. Delays or cost overruns in the development of our Clarity-TNFi and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation. Quality and Safety of our Product and Service The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use. Minority Holder; Securities with Voting Rights As a convertible note holder of the company, you will have no voting rights. Should the note convert into shares of Common Stock, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Ignite Biomedical, Inc. was formed on 11/2/2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ignite Biomedical, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that Clarity-TNFi is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We are an early stage company operating in a new and highly competitive industry The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. Uncertain Regulatory Landscape Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. We have pending patent approval's that might be vulnerable One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Dependence on Clinical Validation and Regulatory Approval for Product Commercialization Ignite Biomedical's ability to generate revenue depends significantly on the successful clinical validation of its Clarity-TNFi test and subsequent regulatory approvals and reimbursements. Failure to demonstrate sufficient clinical efficacy during validation could delay or prevent regulatory approval, negatively impacting the company's commercialization timeline and financial performance. Additionally, Ignite's strategy relies on obtaining reimbursement codes from Medicare and other insurers; any challenges in securing favorable reimbursement rates or broad coverage could limit market adoption and accessibility of the test. Changes in regulatory policies or payer requirements could further impact the approval and acceptance of Ignite's products, posing a risk to the company's projected growth and financial stability. Prior Personal Bankruptcy of Officer May Present Perceived Risk Jake P. Nichols, our Chief Marketing Officer and a member of our Board of Directors, voluntarily filed for personal bankruptcy, which was discharged on March 9, 2018. This bankruptcy resulted from a combination of personal and professional financial challenges, including significant debt and a period of extended unemployment. While Mr. Nichols has since resolved these issues and is not currently subject to any bankruptcy proceedings, his past financial difficulties could raise concerns for potential investors and may negatively impact our reputation or our ability to secure financing in the future. Concurrent Offerings May Result in Unequal Terms Among Investors The Company is conducting a Regulation D offering of convertible notes in parallel with this Regulation Crowdfunding offering. Although the terms are similar, Regulation D investors may receive Preferred Stock upon conversion, while Regulation Crowdfunding investors will receive Common Stock. As a result, investors in this offering may have different rights in future equity financings or liquidity events, including liquidation preferences or voting rights. Please see the Dilution section of the Form C for how this may affect your investment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2025.

Ignite Biomedical, Inc.

By   /s/ *Claudio Faria*

      Name: Ignite Biomedical, Inc.

      Title: Chairman and Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS



Ignite Biomedical, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Ignite Biomedical, Inc Management

We have reviewed the accompanying financial statements of Ignite Biomedical, Inc (the Company) which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
April 18, 2025

IGNITE BIOMEDICAL, INC
STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

	As of December 31,	
	2024	**2023**
ASSETS		
Current Assets:		
Cash & Cash Equivalents	233,657	725,006
Total Current Assets	233,657	725,006
Non-Current Assets:		
ROU Asset	16,036	-
Total Non-Current Assets	16,036	-
TOTAL ASSETS	249,693	725,006
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit Cards Payable	3,808	-
Short Term Lease Liability	16,436	-
Unearned Revenue	1,000,000	500,000
Notes Payable - ST	100,000	-
Accrued Expenses	115,150	25,150
Total Current Liabilities	1,235,394	525,150
Non-Current Liabilities:		
Convertible Notes	1,825,000	1,500,000
Total Non-Current Liabilities	1,825,000	1,500,000
TOTAL LIABILITIES	3,060,394	2,025,150
EQUITY		
Common Stock	52	50
APIC	7,735	247,978
Accumulated Deficit	(2,818,488)	(1,548,172)
TOTAL EQUITY	(2,810,701)	(1,300,144)
TOTAL LIABILITIES AND EQUITY	249,693	725,006

See Accompanying Notes to these Unaudited Financial Statements

IGNITE BIOMEDICAL, INC
STATEMENT OF OPERATIONS

| | Year Ended December 31, | |
	2024	**2023**
Operating Expenses		
Contractors	15,453	-
Operating Lease	8,194	-
Advertising & Marketing	57,105	2,312
Payroll	135,559	-
General & Administrative	2,160,634	1,520,799
Legal & Professional	45,726	-
Total Operating Expenses	**2,422,670**	**1,523,111**
Total Loss from Operations	**(2,422,670)**	**(1,523,111)**
Other Income (Expense)		
Interest Expense	(91,004)	(25,061)
Interest Income	108	-
Total Other Income (Expense)	**(90,897)**	**(25,061)**

See Accompanying Notes to these Unaudited Financial Statements

IGNITE BIOMEDICAL, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock		APIC	Retained earnings (Deficit)	Total Shareholder's Equity
	# of Shares	$ Amount			
Beginning balance at 1/1/23	-	-	-	-	-
Issuance of Common Stock	5,000,000	50	-	-	50
Additional Paid in Capital	-	-	247,978	-	247,978
Prior Period Adjustment	-	-	-	-	-
Net income (loss)	-	-	-	(1,548,172)	(1,548,172)
Ending balance at 12/31/23	5,000,000	50	247,978	(1,548,172)	(1,300,144)
Issuance of Common Stock	198,520	2	-	-	2
Additional Paid in Capital	-	-	(240,243)	-	(240,243)
Prior Period Adjustment	-	-	-	1,243,251	1,243,251
Net income (loss)	-	-	-	(2,513,567)	(2,513,567)
Ending balance at 12/31/24	5,198,520	52	7,735	(2,818,488)	(2,810,701)

See Accompanying Notes to these Unaudited Financial Statements

IGNITE BIOMEDICAL, INC
STATEMENT OF CASH FLOWS

	Year Ended December 31,	
	2024	**2023**
OPERATING ACTIVITIES		
Net Income (Loss)	(2,513,567)	(1,548,172)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
ROU Asset	(16,036)	-
Credit Cards Payable	3,808	-
Short Term Lease Liability	16,436	-
Unearned Revenue	500,000	500,000
Accrued Expenses	90,000	25,150
Prior Period Adjustment	1,243,251	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	1,837,459	525,150
Net Cash provided used in Operating Activities	(676,108)	(1,023,022)
INVESTING ACTIVITIES	-	-
Net Cash provided by (used in) Investing Activities	-	-
FINANCING ACTIVITIES		
Notes Payable - ST	100,000	-
Convertible Notes	325,000	1,500,000
Common Stock	2	50
APIC	(240,243)	247,978
Net Cash provided by Financing Activities	184,759	1,748,028
Cash at the beginning of period	725,006	-
Net Cash increase (decrease) for period	(491,349)	725,006
Cash at end of period	233,657	725,006

See Accompanying Notes to these Unaudited Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Ignite Biomedical, Inc. ("the Company") was formed in Delaware on November 2nd, 2022. The Company plans to develop both diagnostic and prognostic blood tests from an AI-based evolutionary computing platform. These tests will have very high degrees of accuracy and can be utilized to diagnose disease or to predict response to medication treatments. The Company's headquarters is in Framingham, Massachusetts. The Company's customers will be located in the United States. The Company intends to carry out a crowdfunding campaign in order to raise capital for business development and validation purposes.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

<u>Fair Value of Financial Instruments</u>

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2024.

<u>Cash and Cash Equivalents</u>
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $233,657 and $725,006 in cash as of December 31, 2024 and December 31, 2023, respectively.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of accounting, finance, tax, legal, research & development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, it determines deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company's primary tax jurisdictions are the United States and Massachusetts. The Company has incurred cumulative losses since inception and has not recorded any current income tax expense for the years ended December 31, 2024 and 2023.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year ended December 31st, 2024, the Company entered into a loan agreement with investor Stuart Gitlow for the amount of $100,000. This will be repaid at a given interest rate and is not considered to be an equity investment. Further details of this loan will be provided under Note 5.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

<u>Operating Lease</u>

The Company is required to follow the guidance of Accounting Standards Codification 842 ("ASC 842"), Leases. On April 26, 2024, the Company entered into a lease agreement with Regus Management Group, LLC for a property located in Framington, MA. The lease originally had a term of 18 months, commencing on July 1, 2024.

	2024
Lease expense	
Operating lease expense	8,194
Total	8,194
Other Information	
Operating cash flows from operating leases	7,794
Weighted-average remaining lease term in years for operating leases	1
Weighted-average discount rate for operating leases	4.48%

Maturity Analysis	Operating
2025-12	16,788
2026-12	-
2027-12	-
2028-12	-
2029-12	-
Thereafter	-
Total undiscounted cash flows	16,788

NOTE 5 – LIABILITIES AND DEBT

Loan

The company entered into a loan agreement with shareholder Stuart Gitlow on October 07, 2024. This loan should be paid in full on receipt of capital received from StartEngine Primary, LLC with an interest rate of 4.21%.

Convertible Notes

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes ranged from 15% - 20%. The amounts are to be repaid at the demand of the holder prior to conversion with maturities ranging from 2026 to 2028. The notes are convertible into shares of the Company's common stock at a discount rate ranging from 15% - 20% during a change of control or qualified financing event. Notes with maturity dates in 2028 were formally signed in 2025, however, these transactions took place in 2024.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of common shares with a par value of $0.00001 per share. 5,198,520 Shares were issued and outstanding as of 2023 and 2024, of which 198,520 were stock options issued in 2024.

Voting: Common stockholders are entitled to one vote per share.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company has authorized 852,729 of preferred shares with a par value of $0.00001 per share. No shares were issued and outstanding as of 2023 and 2024.

Voting: Preferred shareholders have 1 vote for every common share they could own if converted.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 18, 2025, the date these financial statements were available to be issued.

The annual interest rate for active loan between shareholder Stuart Gitlow and the Company has been increased from 4.21% to 7%. The repayment terms, however, remain the same.

CERTIFICATION

I, Claudio Faria, Principal Executive Officer of Ignite Biomedical, Inc., hereby certify that the financial statements of Ignite Biomedical, Inc. included in this Report are true and complete in all material respects.



Claudio Faria

Chairman and Chief Executive Officer